Dreyfus Premier California Tax Exempt Bond Fund, Inc.
Statement of Investments
August 31, 2005 (Unaudited)

Long-Term Municipal Investments--99.8%	Principal Amount ($)	Value ($)
California--91.2%		
ABAG Finance Authority for Nonprofit Corps., Revenue:		
Multi Family Housing		
(Central Park Apartments):		
5.50%, 7/1/2019	1,010,000	1,051,814
5.60%, 7/1/2038	5,815,000	6,003,522
(Sansum-Santa Barbara Medical) 5.50%, 4/1/2021	3,500,000	3,787,420
Alameda County, COP:		
8.05%, 12/1/2013 (Insured; MBIA)	5,000,000 a,b	6,217,100
Financing Project		
6%, 9/1/2006 (Insured; MBIA)	2,650,000 c	2,782,023
Anaheim Public Finance Authority, Tax Allocation Revenue		
6.45%, 12/28/2018 (Insured; MBIA)	26,000,000	28,522,520
California:		
Economic Recovery:		
5.25%, 7/1/2013	30,000,000	33,644,700
5%, 7/1/2016	13,000,000	14,030,900
GO:		
5.25%, 4/1/2027	6,475,000	7,150,990
5.50%, 4/1/2028	1,000,000	1,134,450
5.25%, 2/1/2030	15,700,000	17,132,468
5.25%, 4/1/2034	17,000,000	18,738,080
Veterans		
5.05%, 12/1/2036	7,000,000	7,282,170
Various Purpose		
6.125%, 10/1/2011 (Insured; FGIC)	2,875,000	3,319,245
California Department of Veteran Affairs,		
Home Purchase Revenue:		
5.50%, 12/1/2019	11,380,000	12,153,612
5.20%, 12/1/2028	10,000,000	10,007,600
California Department of Water Resources, Revenue:		
Power Supply:		
5.875%, 5/1/2016	10,000,000	11,330,200
5.375%, 5/1/2018 (Insured; AMBAC)	30,585,000	33,911,119
California Educational Facilities Authority, Revenue		
(Pooled College and University Projects)		
5.625%, 7/1/2023	1,275,000	1,283,989
California Health Facilities Financing Authority,		

Revenue:				
(Cedars-Sinai Medical Center):				
6.125%, 12/1/2009		30,695,000	c	34,696,093
6.25%, 12/1/2009		9,460,000	c	10,739,938
5%, 11/15/2027		10,050,000		10,477,828
(Sutter Health):				
5.35%, 8/15/2028 (Insured; MBIA)		3,780,000		4,050,988
6.25%, 8/15/2035		6,965,000		7,882,917
California Housing Finance Agency:				
MFHR:				
6.15%, 8/1/2022 (Insured; AMBAC)		1,845,000		1,906,457
6.30%, 8/1/2026 (Insured; AMBAC)		7,130,000		7,313,027
Single Family Mortgage:				
6.25%, 8/1/2014 (Insured; AMBAC)		305,000		305,738
6.30%, 8/1/2024		870,000		888,435
6.45%, 8/1/2025		595,000		602,128
California Infrastructure and Economic Development				
Bank, Revenue (Kaiser Hospital Assistance I-LLC)				
5.55%, 8/1/2031		21,900,000		23,491,911
California Pollution Control Financing Authority:				
PCR:				
8.59%, 6/1/2014		5,500,000	a,b	7,363,180
8.59%, 6/1/2014 (Insured; MBIA)		24,165,000	a,b	32,351,135
(Southern California Edison Co.)				
6.40%, 9/8/2005		12,600,000		12,609,198
SWDR:				
(Browning Ferris Industries):				
5.80%, 12/1/2016		2,000,000		1,976,240
6.75%, 9/1/2019		600,000		601,140
(Keller Canyon Landfill Co. Project)				
6.875%, 11/1/2027		1,000,000		1,015,000
California Public Works Board, LR:				
(Department of Corrections, Calipatria State Prison,				
Imperial County)				
6.50%, 9/1/2017 (Insured; MBIA)		13,000,000		15,900,690
(Various University of California Projects)				
5.50%, 6/1/2014		5,000,000		5,629,800
California State University, Fresno Association Inc.,				
Auxiliary Organization Event Center Revenue:				
6%, 7/1/2012		3,500,000	c	4,081,840
6%, 7/1/2012		2,500,000	c	2,915,600
6%, 7/1/2012		5,250,000	c	6,122,760
California Statewide Communities				
Development Authority:				
COP:				

(Catholic Healthcare West)		
6.50%, 7/1/2020	4,000,000	4,492,680
(Motion Picture and Television Fund)		
5.35%, 1/1/2022 (Insured; AMBAC)	5,700,000	5,741,154
(The Internext Group)		
5.375%, 4/1/2030	20,000,000	20,336,200
Revenue:		
(Daughters of Charity Health System):		
5.25%, 7/1/2035	13,250,000	13,879,375
5%, 7/1/2039	14,000,000	14,319,060
(Kaiser Permanente)		
5.50%, 11/1/2032	13,500,000	14,354,010
(Sutter Health)		
5.50%, 8/15/2028	14,000,000	14,970,060
(The California Endowment):		
5%, 7/1/2028	15,360,000	16,324,915
5%, 7/1/2033	16,710,000	17,736,830
Capistrano Unified School District:		
Community Facilities District		
Special Tax Number 98 (Ladera)		
5.75%, 9/1/2009	5,500,000 c	6,144,930
School Facilities Improvement District Number 1		
6%, 8/1/2024 (Insured; FGIC)	2,075,000	2,334,894
Castaic Lake Water Agency, COP, Revenue		
(Water System Improvement Project)		
Zero Coupon, 8/1/2027 (Insured; AMBAC)	10,000,000	3,730,500
Central California Joint Powers		
Health Financing Authority, COP		
(Community Hospitals of Central California		
Obligated Group):		
6%, 2/1/2030	5,000,000	5,285,750
5.75%, 2/1/2031	18,500,000	19,444,240
Contra Costa County Public Finance Authority,		
Tax Allocation Revenue (Pleasant Hill)		
5.45%, 8/1/2028	2,780,000	2,898,873
Contra Costa Water District, Water Revenue		
5%, 10/1/2019 (Insured; FSA)	1,000,000	1,093,660
Cucamonga County Water District, COP		
5.25%, 9/1/2025 (Insured; FGIC)	5,555,000	6,038,118
Del Mar Race Track Authority, Revenue		
6.20%, 8/15/2006	2,000,000	2,099,460
Delano, COP (Delano Regional Medical Center)		
5.25%, 1/1/2018	13,500,000	13,614,480

Elsinore Valley Municipal Water District, COP:		
5.375%, 7/1/2018 (Insured; FGIC)	2,000,000	2,298,800
5.375%, 7/1/2019 (Insured; FGIC)	3,855,000	4,460,505
Escondido Improvement Board		
5.70%, 9/2/2026	1,335,000	1,378,948
Fontana, Special Tax		
5.25%, 9/1/2017 (Insured; MBIA)	10,000,000	10,792,300
Fontana Public Financing Authority,		
Tax Allocation Revenue		
(North Fontana Redevelopment Project):		
5%, 10/1/2021 (Insured; AMBAC)	5,000,000	5,435,200
5%, 10/1/2022 (Insured; AMBAC)	5,000,000	5,422,200
5.50%, 9/1/2032 (Insured; AMBAC)	13,800,000	15,267,768
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue		
5.75%, 1/15/2040	500,000	515,680
Fremont Union High School District:		
5%, 9/1/2020 (Insured; FGIC)	5,000,000	5,480,050
5.25%, 9/1/2010 (Insured; FGIC)	3,400,000 c	3,722,660
5.25%, 9/1/2010 (Insured; FGIC)	4,000,000 c	4,379,600
5.25%, 9/1/2010 (Insured; FGIC)	11,295,000 c	12,366,895
Fresno, Sewer Revenue		
5.25%, 9/1/2019 (Insured; AMBAC)	12,400,000	14,229,000
Fullerton Community Facilities District Number 1,		
Special Tax (Amerige Heights):		
6.10%, 9/1/2022	1,000,000	1,070,210
6.20%, 9/1/2032	2,500,000	2,660,050
Golden State Tobacco Securitization Corp.:		
Enhanced Tobacco Settlement Asset-Backed Bonds:		
5.50%, 6/1/2013	5,000,000 c	5,679,900
5%, 6/1/2045	12,000,000	12,521,520
Tobacco Settlement Asset-Backed Bonds		
6.75%, 6/1/2039	14,770,000	17,042,955
High Desert Memorial Health Care District, Revenue		
5.40%, 10/1/2011	2,500,000	2,557,650
Kaweah Delta Health Care District, Revenue		
6%, 8/1/2034	9,000,000	9,934,650
Long Beach Special Tax Community		
Facilities District Number 5 (Towne Center)		
6.875%, 10/1/2025	500,000	518,930

Los Angeles, GO		
5%, 9/1/2016 (Insured; MBIA)	11,670,000	12,839,567
Los Angeles Harbor Department, Revenue		
6%, 8/1/2012	8,900,000	9,210,165
Los Angeles Unified School District:		
5%, 7/1/2017 (Insured; MBIA)	12,770,000	14,005,498
5.75%, 7/1/2017 (Insured; MBIA)	10,135,000	12,073,318
5%, 7/1/2018 (Insured; FSA)	11,885,000	13,028,337
Madera County, COP		
(Valley Children's Hospital)		
6.50%, 3/15/2009 (Insured; MBIA)	3,370,000	3,746,058
Metropolitan Water District of Southern California,		
Waterworks, GO:		
5%, 7/1/2016	10,000,000	10,967,500
5%, 3/1/2017	5,500,000	6,079,920
5%, 3/1/2018	5,510,000	6,067,777
Murrieta Unified School District		
Zero Coupon, 9/1/2021 (Insured; FGIC)	4,950,000	2,463,170
Natomas Unified School District		
5.95%, 9/1/2021 (Insured; MBIA)	2,500,000	3,031,525
Newark Unified School District:		
5%, 8/1/2021 (Insured; MBIA)	3,470,000	3,764,568
5%, 8/1/2022 (Insured; MBIA)	3,690,000	3,994,573
New Haven Unified School District		
5.75%, 8/1/2019 (Insured; FSA)	2,000,000	2,273,600
North Orange County Community College District, GO		
5%, 8/1/2022 (Insured; MBIA)	15,530,000	16,930,030
Northern California Power Agency, Revenue		
(Hydroelectric Project Number 1):		
7%, 1/1/2016 (Insured; AMBAC)	670,000 c	856,066
6.30%, 7/1/2018 (Insured; MBIA)	26,400,000	32,714,616
7.50%, 7/1/2021 (Insured; AMBAC)	375,000 c	521,104
Oakland Unified School District		
5.25%, 8/1/2024 (Insured; FGIC)	17,275,000	18,906,451
Orange County Community Facilities District (Ladera Ranch):		
Special Tax Number 1:		
6.25%, 8/15/2030	1,600,000	1,713,104
6%, 8/15/2032	3,000,000	3,218,430
Special Tax Number 3:		
5.60%, 8/15/2028	3,250,000	3,384,193

5.625%, 8/15/2034	6,000,000	6,253,500
Orange County Public Financing Authority, LR (Juvenile Justice Center Facility) 5.375%, 6/1/2019 (Insured; AMBAC)	6,150,000	6,856,758
Pomona, COP, General Fund Lease Financing 5.50%, 6/1/2028 (Insured; AMBAC)	1,000,000	1,129,860
Pomona Redevelopment Agency, Tax Allocation (West Holt Avenue) 5.50%, 5/1/2032	3,000,000	3,230,970
Public Utilities Commission of the City and County of San Francisco, Clean Water Revenue 5%, 10/1/2013 (Insured; MBIA)	22,195,000	24,495,956
Rancho Cucamonga Redevelopment Agency (Tax Allocation Rancho Development) 5.375%, 9/1/2025 (Insured; MBIA)	7,485,000	8,137,318
Rancho Mirage Joint Powers Financing Authority, Revenue (Eisenhower Medical Center) 5.625%, 7/1/2029	10,430,000	11,131,835
Redwood Empire Financing Authority, COP 6.40%, 12/1/2023	2,750,000	2,789,188
Riverside County, SFMR 7.80%, 5/1/2021 (Collateralized; GNMA)	1,250,000	1,764,250
Sacramento City Financing Authority, Revenue: 7.847%, 12/1/2013 (Insured; AMBAC)	2,335,000 a,b	2,908,336
7.847%, 12/1/2014 (Insured; AMBAC)	2,570,000 a,b	3,201,038
Sacramento County: Airport System Revenue 6%, 7/1/2017 (Insured; MBIA)	5,850,000	6,093,536
Laguna Creek Ranch/Elliott Ranch Community Facilities District Number 1, Improvement Area Number 1, Special Tax (Laguna Creek Ranch) 5.70%, 12/1/2020	2,970,000	3,055,892
Sacramento County Housing Authority, MFHR (Cottage Estate Apartments) 6%, 2/1/2033 (Collateralized; FNMA)	1,000,000	1,064,850
Sacramento Municipal Utility District, Electric Revenue: 6.50%, 9/1/2013 (Insured; MBIA)	6,930,000	8,160,699
5.20%, 7/1/2017 (Insured; MBIA)	300,000	317,634

San Bernardino County, COP (Capital Facilities Project) 6.875%, 8/1/2024	5,000,000	6,709,900
San Diego County, COP (Burnham Institute) 6.25%, 9/1/2029	3,800,000	4,007,822
San Diego County Water Authority, Water Revenue, COP 5%, 5/1/2032 (Insured; MBIA)	10,000,000	10,519,900
San Diego Unified School District Zero Coupon, 7/1/2017 (Insured; FGIC)	2,325,000	1,423,365
San Francisco Bay Area Rapid Transit District, Sales Tax Revenue 5%, 7/1/2024 (Insured; MBIA)	10,000,000 d	10,835,500
San Francisco City and County: COP (San Bruno Jail Number 3) 5.25%, 10/1/2021 (Insured; AMBAC)	2,985,000	3,203,621
GO (California Academy of Sciences Improvement) 5%, 6/15/2025	5,905,000	6,336,360
San Francisco City and County Airports Commission, International Airport Revenue 5.90%, 5/1/2026	9,385,000	9,621,127
San Joaquin Hills Transportation Corridor Agency, Toll Road Revenue Zero Coupon, 1/15/2032 (Insured; MBIA)	48,295,000	14,517,477
San Jose Redevelopment Agency, Tax Allocation (Merged Area Redevelopment Project) 5.25%, 8/1/2029	1,000,000	1,040,310
San Juan Unified School District: Zero Coupon, 8/1/2023 (Insured; FSA)	10,030,000	4,526,840
Zero Coupon, 8/1/2024 (Insured; FSA)	10,655,000	4,583,035
San Mateo County Community College District, GO: Zero Coupon, 9/1/2027 (Insured; MBIA)	15,565,000	5,711,888
Zero Coupon, 9/1/2028 (Insured; MBIA)	16,380,000	5,742,009
South Placer Authority, Wastewater Revenue 5.25%, 11/1/2010 (Insured; FGIC)	1,000,000 c	1,111,310
Southeast Resource Recovery Facility Authority, LR: 5.25%, 12/1/2016 (Insured; AMBAC)	11,715,000	12,955,736

5.25%, 12/1/2017 (Insured; AMBAC)	6,475,000	7,141,407
5.25%, 12/1/2018 (Insured; AMBAC)	8,085,000	8,917,108

Stockton, Health Facilities Revenue
 (Dameron Hospital Association)

5.70%, 12/1/2014	1,000,000	1,052,020

Torrance Redevelopment Agency,
 Tax Allocation Revenue

5.625%, 9/1/2028	500,000	511,125

University of California, Revenues,
 Multi Purpose

5.25%, 9/1/2027 (Insured; MBIA)	31,475,000	33,434,634

Valley Health System, HR
 (Improvement Project)

6.50%, 5/15/2025	500,000	502,515

Ventura County Community College District

5.50%, 8/1/2023 (Insured; MBIA)	4,250,000	4,793,065

West Basin Municipal Water District, Revenue, COP:

5.25%, 8/1/2014 (Insured; MBIA)	5,000,000	5,575,800
5.25%, 8/1/2015 (Insured; MBIA)	5,500,000	6,101,370
5.25%, 8/1/2016 (Insured; MBIA)	3,500,000	3,865,470
5.25%, 8/1/2017 (Insured; MBIA)	2,000,000	2,203,060

West Covina Redevelopment Agency,
 Community Facilities District Special Tax
 (Fashion Plaza):

6%, 9/1/2017	6,000,000	6,941,700
6%, 9/1/2022	11,325,000	13,470,635

Whittier Health Facility, Revenue
 (Presbyterian Intercommunity Hospital)

5.75%, 6/1/2031	10,090,000	10,857,546

U.S. Related--8.6%

Commonwealth of Puerto Rico, Public Improvement

5.50%, 7/1/2016 (Insured; MBIA)	11,830,000	13,802,061

Commonwealth of Puerto Rico
 Highway and Transportation Authority,
 Transportation Revenue

7.359%, 7/1/2038 (Insured; MBIA)	1,000,000 a,b	1,103,830

Commonwealth of Puerto Rico
 Infrastructure Financing Authority,
  Special Tax Revenue:

7.225%, 7/1/2015 (Insured; AMBAC)	1,000,000 a,b	1,113,420

5.50%, 10/1/2032	10,000,000		11,034,500
5.50%, 10/1/2040	40,000,000		44,039,600
Puerto Rico Highway and Transportation Authority:			
Highway Revenue			
5.50%, 7/1/2013 (Insured; MBIA)	4,750,000		5,369,685
Transportation Revenue			
6%, 7/1/2010	2,000,000	c	2,265,500
Puerto Rico Housing Finance Authority			
(Capital Fund Program)			
5%, 12/1/2015	11,615,000		12,626,086
Puerto Rico Public Buildings Authority,			
Government Facilities Revenue			
5%, 7/1/2012 (Insured; AMBAC)	15,465,000		16,937,113
Virgin Islands Public Finance Authority, Revenue:			
7.30%, 10/1/2018	3,100,000		3,992,645
Subordinated Lien Fund Loans Notes			
6%, 10/1/2022	2,000,000		2,097,220
Total Investments (cost $1,235,612,909)	99.8%		1,329,957,130
Cash and Receivables (Net)	.2%		3,519,100
Net Assets	100.0%		1,333,476,230

Notes to Statements of Investments:

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2005, these securities amounted to $54,258,039 or 4.1% of net assets.

b Inverse floater security--the interest rate is subject to change periodically.

c These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d Purchased on delayed delivery basis

e At August 31, 2005, 28.6% of the fund's net assets are insured by MBIA.

Securities valuation policies and and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.